UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description September 2022 Investor Conference Participation dated 01 September 2022

.. Press Release

1 September 2022

Argo Blockchain plc

("Argo" or "the Company")

September 2022 Investor Conference Participation

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), announces that the Company will participate in the following investor conferences in September 2022:

●    H.C. Wainwright Global Investment Conference on Monday, 12 September 2022
●    BTIG 2nd Annual Digital Assets Conference on Monday, 19 September 2022
●    B. Riley 2nd Annual Crypto Conference on Thursday, 29 September 2022

Peter Wall, Argo Blockchain's CEO, will also participate in the panel discussion "How Bitcoin Miners Will Make it Through the Bear Market" at the Blockworks: Digital Asset Summit 2022, which is scheduled for Tuesday, 13 September 2022. All event details may be subject to change.

Peter Wall, CEO of Argo, said: "We've reached some major milestones during the first half of the year at Argo. I am delighted to be able to present the team's achievements, alongside presenting our strategy and what we believe can be expected within the wider sector. Participating in conferences such as these allows our team to engage with investors, while also giving us the chance to share Argo's story and our vision for the Company's future."

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7727 180 873 +44 7888 672 701 +44 7915 033 739

About Argo:
Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With its flagship mining facility in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. Argo also participates in several Web 3.0, DeFi and GameFi projects through its Argo Labs division, further contributing to its business operations, as well as the development of the cryptocurrency markets. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 September, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel